American International Ventures, Inc.

A  PUBLIC COMPANY

AIVN

NEWS RELEASE

American International Ventures Reports Favorable Court Ruling

LODI, New Jersey, December 21, 2004 – (Business Wire) American International Ventures Inc. (OTCBB: AIVN) is pleased to announce that the Second Judicial District Court of the State of Nevada for Washoe County, Nevada has ruled in favor of the Company and entered an Order which finds that two previous officers of the Company ("the Plaintiffs") have no ownership interests or claims to possession of the Company's Bruner property in Nye County, Nevada.  In so ruling, the Court expunged a lis pendens which had been filed against the Bruner property by the Plaintiffs.  The Court Order, which was entered on November 24, 2004, made several findings favorable to the Company, including but not limited to the following:  "The Court finds that the Bruner Property was sold directly by Miramar/Orcana to AIVN, and that the Plaintiffs did not acquire an option or interest in the Bruner Property….AIVN is the owner of the Bruner Property, and entitled to possession of the Bruner Property free from interference by the Plaintiffs….this Court further finds that Plaintiffs did not establish that they have a fair chance of success on the merits in [their] action."   A complete copy of the Court Order may be found on the Company's website at www.aivnotc.com.

AIVN is an exploration stage company that is focused on the acquisition, exploration and development of gold projects.  The Company's principal gold asset is the Bruner property, which is located in Nye County Nevada in a region known as the Walker Lane gold belt, 125 miles east-southeast of Reno, Nevada.  Several high-grade gold mines and prospects have been developed in the Bruner district in auriferous quartz veins, and past production at Bruner has been estimated at approximately 55,587 ounces of gold contained in 99,625 tons of ore at a recovered grade of 0.562 oz gold/ton.  The Company is currently working to define drilling targets for high-grade gold mineralization on vein structures at the Bruner property.

FORWARD-LOOKING STATEMENTS:  This news release contains certain forward-looking statements.  All statements, other than statements of historical fact, included herein, including without limitation statements regarding potential mineralization, resources and reserves, and development results, and the future plans and objectives of American International Ventures while forward-looking statements that involve various risks and uncertainties.  There can be no assurance that such statements will prove to be accurate in actual results of future events could differ materially from those anticipated in such statements.  Important factors that could cause actual results to differ materially from American International Ventures expectations are the down turn of the price of gold, inability to raise additional funds and also, the inability to obtain attractive properties.

FOR FURTHER INFORMATION PLEASE CONTACT:

Myron A. Goldstein, Chairman

James K. Duff, CEO/President

Jack Wagenti, Investor Relations

American International Ventures, Inc.

Tel 973-335-4400   Fax 973-471-7327

www.aivnotc.com

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